Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2015

Unaudited condensed consolidated balance sheets	F-2
Unaudited condensed consolidated statements of comprehensive income	F-3
Unaudited condensed consolidated statements of shareholders’ equity	F-4
Unaudited condensed consolidated statements of cash flows	F-5
Notes to the unaudited condensed consolidated interim financial statements	F-7

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	June 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$117,188
Restricted cash	1,995	17,863
Trade accounts receivable, net	35,408	37,531
Inventories	1,030	724
Deferred income taxes	21,056	20,763
Prepaid expenses	6,946	9,589
Other current assets	5,926	9,386

Total current assets	211,268	213,044
Non-current restricted cash	16,160	9,275
Property and equipment, net	18,000	17,833
Deferred income taxes	26,813	23,424
Intangible assets, net	121,835	119,518
Goodwill	245,369	295,535
Investment	160	160
Other assets	7,484	7,252

Total assets	$647,089	$686,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$7,579
Accrued compensation and benefits	16,544	18,359
Accrued expenses and other current liabilities	53,098	62,232
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	2,642
Deferred tax liabilities	568	441
Deferred revenue	166,815	166,604

Total current liabilities	255,652	260,157
Long-term debt, less current portion	222,625	221,851
Deferred revenue, less current portion	34,028	33,020
Deferred tax liabilities	25,613	26,365
Other non-current liabilities	31,974	33,060

Total liabilities	569,892	574,453

Commitments and contingencies (Note 9)
Redeemable noncontrolling interest	40,040	41,107
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(118,369)
Treasury shares	(60,858)	(49,340)
Accumulated other comprehensive loss	(12,814)	(14,597)
Retained earnings	232,662	252,060

Total shareholders’ equity	37,157	70,481

Total liabilities and shareholders’ equity	$647,089	$686,041

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars)
Revenue:
Subscription	$68,225	$87,696	$135,515	$169,277
Platform-derived	19,784	20,100	46,040	41,329

Total revenue	88,009	107,796	181,555	210,606

Cost of revenue:
Subscription	(8,934)	(14,390)	(17,045)	(26,870)
Platform-derived	(3,535)	(1,321)	(8,936)	(2,653)

Total cost of revenue	(12,469)	(15,711)	(25,981)	(29,523)

Gross profit	75,540	92,085	155,574	181,083

Operating expenses:
Research and development	(15,823)	(22,089)	(32,270)	(42,766)
Sales and marketing	(22,550)	(33,603)	(45,032)	(62,400)
General and administrative	(16,757)	(22,560)	(33,133)	(42,310)

Total operating expenses	(55,130)	(78,252)	(110,435)	(147,476)

Operating income	20,410	13,833	45,139	33,607
Other expense, net	(392)	(2,960)	(449)	(7,350)

Income before income taxes and loss from investment in equity affiliate	20,018	10,873	44,690	26,257
Income tax provision	(6,333)	(2,330)	(13,062)	(5,792)

Net income	$13,685	$8,543	$31,628	$20,465

Add: Net loss attributable to redeemable noncontrolling interest	—	18	—	15

Net income attributable to AVG Technologies N.V.	$13,685	$8,561	$31,628	$20,480

Other comprehensive income, net of tax
Currency translation loss, net of tax	188	336	(516)	(1,783)

Other comprehensive loss	$188	$336	$(516)	$(1,783)

Comprehensive income	$13,873	$8,897	$31,112	$18,697

Less: Comprehensive income attributable to redeemable noncontrolling interest	—	—	—	—

Comprehensive income attributable to AVG Technologies N.V.	$13,873	$8,897	$31,112	$18,697

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$13,685	$8,561	$31,628	$20,480
Redeemable noncontrolling interest	—	(603)	—	(1,082)

Net income available to ordinary shareholders - basic	$13,685	$7,958	$31,628	$19,398

Net income available to ordinary shareholders - diluted	$13,685	$7,958	$31,628	$19,398
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders– basic	$0.26	$0.15	$0.60	$0.37
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.26	$0.15	$0.60	$0.37
Weighted-average shares outstanding – basic	52,407,636	51,936,526	52,777,085	51,768,720
Weighted-average shares outstanding – diluted	52,744,420	52,868,114	53,112,758	52,562,017

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total share- holder’s equity
Balances, December 31, 2014	$727	$(122,560)	$(60,858)	$232,662	$(12,814)	$37,157
Net income attributable to AVG Technologies N.V.	—	—	—	20,480	—	20,480
Other comprehensive loss, net of tax	—	—	—	—	(1,783)	(1,783)
Change in redemption value of redeemable noncontrolling interest	—	—	—	(1,082)	—	(1,082)
Exercise of share options and restricted stock units (including excess tax benefit of $220)	—	(1,442)	11,518	—	—	10,076
Tax withholdings related to net share settlement of vested restricted stock units	—	(1,195)	—	—	—	(1,195)
Share-based compensation	—	6,828	—	—	—	6,828

Balances, June 30, 2015	$727	$(118,369)	$(49,340)	$252,060	$(14,597)	$70,481

There were 54,763,151 ordinary shares issued as of June 30, 2015.

The 3,121,646 ordinary shares held in treasury at December 31, 2014 were reduced by 591,572 ordinary shares used to satisfy the exercise of share options, resulting in 2,530,074 ordinary shares held in treasury at June 30, 2015.

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
OPERATING ACTIVITIES:
Net income	$13,685	$8,543	$31,628	$20,465
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,973	13,911	15,726	24,661
Share-based compensation	3,123	3,720	5,935	6,828
Deferred income taxes	2,389	(1,951)	7,009	990
Change in the fair value of contingent consideration liabilities	92	605	183	1,425
Amortization of financing costs and loan discount	64	440	126	870
Loss (gain) on sale of property and equipment	(50)	(29)	(39)	(85)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(4,188)	(6,439)	(4,664)	(16,538)
Net change in deferred revenue	(795)	(3,335)	(899)	(920)

Net cash provided by operating activities	22,293	15,465	55,005	37,696

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,195)	(3,641)	(5,912)	(5,943)
Proceeds from sale of property and equipment	57	118	218	175
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	—	(31,512)	—	(31,512)
Decrease (increase) in restricted cash	1,704	(9,608)	175	(9,338)

Net cash used in investing activities	(1,434)	(44,643)	(5,519)	(46,618)

FINANCING ACTIVITIES:
Payment of contingent consideration	—	(21,174)	—	(21,174)
Payment of capitalized lease obligation	—	(268)	—	(268)
Debt issuance costs	—	(123)	—	(296)
Repayments of principal on current credit agreement	(5,000)	(575)	(30,000)	(1,150)
Proceeds from exercise of share options	1,145	7,463	1,858	9,281
Excess tax benefit	—	229	—	229
Repurchases of share rights and options from employees	—	—	(1,460)	—
Repurchase of own shares	(8,175)	—	(16,422)	—

Net cash used in financing activities	(12,030)	(14,448)	(46,024)	(13,378)
Effect of exchange rate fluctuations on cash and cash equivalents	(99)	1,158	(714)	581

Change in cash and cash equivalents	8,730	(42,468)	2,748	(21,719)
Beginning cash and cash equivalents	36,367	159,656	42,349	138,907
Ending cash and cash equivalents	$45,097	$117,188	$45,097	$117,188

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Supplemental cash flow disclosures:
Income taxes paid	$(3,071)	$(5,154)	$(5,345)	$(6,368)
Interest paid	$(102)	$(5,829)	$(381)	$(9,443)
Supplemental non-cash flow disclosures:
Deferred purchase consideration paid from escrow	$(1,016)	$—	$(1,016)	$(355)

The accompanying notes form an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1. Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the SEC for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2014 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2014.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary for a fair statement of the Company’s financial position as of June 30, 2015 and results of its operations for the six months ended June 30, 2014 and 2015, statement of shareholders’ equity for the six months ended June 30, 2015, and cash flows for the six months ended June 30, 2014 and 2015. All adjustments are of a normal recurring nature. The results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and Internet security software branded under the AVG name.

As of June 30, 2015, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2014, except for AVG Technologies Israel Ltd., which merged with AVG Mobile Technologies Ltd., with AVG Mobile Technologies Ltd. being the surviving entity, on January 1, 2015, for AVG Technologies HK, Limited, which was deregistered and dissolved on February 18, 2015, the sale of the subsidiary Location Labs Pvt. Ltd., India and the acquisition of Privax Ltd. on May 6, 2015.

Note 2. Summary of Significant Accounting Policies

There have been no changes in AVG’s significant accounting policies during the six months ended June 30, 2015 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2014.

Subsequent to the filing of our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2015, it was determined that the total purchase price for the purchase of the business of Location Labs should have been $181,924, or $4,209 higher than initially concluded. While preparing the first installment payment of the contingent consideration for the acquisition, the Company noted that the cash settlement of the awards cancelled in connection with the acquisition was to be settled by an additional payment. This resulted in an increase in the total purchase price, deferred purchase consideration and, consequently, goodwill. There is no impact to our net financial position, results of operations or cash flows for the year ended December 31, 2014. The Company has determined that the consolidated financial statements for the year ended December 31, 2014 are not materially misstated and could continue to be relied upon.

The three and six month periods ended June 30, 2015 include an out of period correction of $2,542 increasing revenue and decreasing deferred revenue related to prior years. Management believes this out of period correction is not material to the current period financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2015.

Recent accounting standards or updates not yet effective

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance is effective for fiscal years beginning after December 15, 2017 with early adoption permitted for annual periods beginning after December 15, 2016. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures. On July 9, 2015, the FASB delayed the new revenue recognition standard by one year.

Debt issuance costs

In April 2015, the FASB issued ASC No. 2015-03: Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. To simplify presentation of debt issuance costs, the new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying value of the debt. The recognition and measurement guidance for debt issuance costs are not affected by this update. Early adoption is permitted. The adoption of this standard is expected to equally decrease noncurrent assets and noncurrent liabilities. It is expected not to have an impact on the Company’s net financial position, results of operations or cash flows.

Note 3. Segment information

The Company has two segments, Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by the Management Board and other senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and a reconciliation from consolidated segment operating income to consolidated operating income:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Revenue
Consumer	$73,638	$90,928	$153,118	$178,135
SMB	14,371	16,868	28,437	32,471

Total Revenue	88,009	107,796	181,555	210,606

Segment operating income
Consumer	$35,904	$46,752	$75,778	$90,720
SMB	1,204	(2,623)	4,415	(6,361)

Total segment operating income	37,108	44,129	80,193	84,359

Reconciliation to consolidated operating income
Global operating costs	$(8,485)	$(13,008)	$(17,199)	$(21,512)
Share-based compensation	(3,123)	(3,720)	(5,935)	(6,828)
Acquisition amortization	(4,343)	(7,168)	(8,606)	(13,869)
Other adjustments	(747)	(6,400)	(3,314)	(8,543)

Consolidated operating income	20,410	13,833	45,139	33,607

The global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments primarily include charges associated with litigation settlements, acquisition related charges, accelerated amortization and charges associated with the rationalization of the Company’s global operations.

The Company’s chief operating decision maker is not provided with nor reviews assets and capital expenditures on a segment basis for purposes of allocating resources or assessing performance, and accordingly such information is not provided.

Note 4. Acquisitions

Purchase of the business of Privax Ltd.

On May 6, 2015, the Company completed the acquisition of all of the outstanding stock of Privax Ltd. (“Privax”), a leading global provider of desktop and mobile privacy services for consumers. The acquisition of Privax adds to the existing portfolio of security software and services available to AVG’s customer base. Supplemental pro forma information for Privax was not material to AVG’s financial results and was therefore not included. AVG incurred acquisition-related transaction costs of $1,653 that were recorded in general and administrative expenses in the current period.

The following table summarizes the fair values of the net assets acquired as of the acquisition date. The purchase price allocations for these net assets are based on preliminary valuations and are subject to change as the Company obtains additional information during the acquisition measurement period:

Net assets, excluding intangible assets	$3,011
Intangible assets	16,795
Goodwill(1)	46,035
Deferred taxes	(3,895)

Total purchase consideration	$61,946

(1)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Privax products with the Company’s existing solutions and is allocated to the Company’s Consumer segment. The balance of goodwill is expected to be deductible for tax purposes.

The following table reflects the estimated fair values and useful lives of the acquired intangible assets identified based on our purchase accounting assessments:

	Estimated fair values	Useful lives (years)
Trademarks	$4,049	9
Developed technology	4,464	3
Customer relationships	8,282	4

Total intangible assets(2)	$16,795

The acquisition date fair value of the consideration transferred consisted of the following:

Components of consideration:
Cash consideration	$35,874
Deferred consideration(3)	8,454
Contingent consideration(4)	17,618

Total purchase consideration	$61,946

(2)	Amortization for developed technology is recognized in cost of revenue. Amortization for trademarks and customer relationships is recognized in sales and marketing.
(3)	Consists of cash held in escrow, reported on the face of the consolidated condensed balance sheets in long-term restricted cash, of $9 million and other adjustments, which is subject to a final working capital true-up.
(4)	Reflects the acquisition date fair value of the following additional cash consideration to be measured and expected to be paid in the second quarter of 2016 upon the achievement of the following:

a.	Payout of $10 million upon achievement of certain product and integration milestones; and
b.	Payout of $10 million upon achievement of certain performance-based targets relating to future gross profit.

Payouts for a. and b. respectively, are exclusive of one another and are currently expected to be fully achieved.

Note 5 Intangible assets and goodwill

Amortization expense for intangible assets was $11,464 and $ 19,737 in the three and six months ended June 30, 2015, respectively, and was $5,605 and $9,652 in the three and six months ended June 30, 2014, respectively.

As of June 30, 2015, estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2015	$17,242
2016	30,559
2017	23,796
2018	15,301
2019	11,721
Thereafter	19,913

Total	118,532

The table above excludes amortization of intangible assets under development of $683 as per June 30, 2015.

At December 31, 2014 and June 30, 2015, there was $303 of indefinite-lived trade names and other intangible assets recorded.

The following table presents the changes in the carrying amount of goodwill for the six months ended June 30, 2015:

	Consumer	SMB	Total
	(in thousands of U.S. dollars)
Net balance as of December 31, 2014	$216,903	$28,466	$245,369
Acquired through acquisitions(1)	50,263	570	50,833
Effects of foreign currency rate changes	(51)	(616)	(667)

Net balance as of June 30, 2015(2)	$267,115	$28,420	$295,535

(1)	The Consumer segment includes goodwill associated with the acquisition of Privax. The remaining activity reflects adjustments for the effect on goodwill of changes to net assets acquired or purchase consideration during the measurement period, which were not significant to our previously reported financial information.
(2)	There were no accumulated goodwill impairment losses as of June 30, 2015.

Note 6. Related party transactions

For the three and six months ended June 30, 2015, the Company had no related party transactions.

Note 7. Debt

Credit Agreement dated October 15, 2014

On October 15, 2014, the Company entered into senior secured credit facilities in the amount of up to $250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

As of June 30, 2015, the Company was in compliance with the financial covenant of the Credit Facility and the RCF was left undrawn.

The Credit Facility is collateralized by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitation, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims. Certain assets presented on the consolidated balance sheets have been pledged as collateral as of June 30, 2015, including property and equipment with a carrying value of $12,827 intangible assets with a carrying value of $30,288 trade accounts receivable of $32,487, inventories with a carrying value of $711, as well as cash and cash equivalents amounting to $102,084.

As of June 30, 2015, the mandatory principal payments under the credit facility are as follows:

(in thousands of U.S. dollars)
2015	$1,150
2016	2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total	$228,850

Note 8. Fair value measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

• Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$697	$—	$697

Total assets measured at fair value	—	697	—	697

Liabilities:
Foreign currency contracts(1)	$—	$42	$—	$42
Contingent purchase consideration liabilities(2)	—	—	34,320	34,320

Total liabilities measured at fair value	—	42	34,320	34,362

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Time deposits(3)	$—	$50,000	$—	$50,000
Foreign currency contracts(1)	—	49	—	49

Total assets measured at fair value	—	50,049	—	50,049

Liabilities:
Foreign currency contracts(1)	$—	$127	$—	$127
Contingent purchase consideration liabilities(2)	—	—	32,074	32,074

Total liabilities measured at fair value	$—	$127	$32,074	$32,201

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)

The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.
(3)	Time deposits are classified as part of cash and cash equivalents on the condensed consolidated balance sheets.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Fair value - beginning of period	$2,080	$35,113	$1,984	$34,320
Additions due to acquisitions	—	17,618	—	17,618
Change in FV of Level 3 liabilities(4)	92	517	183	1,310
Effects of foreign currency exchange	(5)	—	—	—
Payment of contingent consideration	—	(21,174)	—	(21,174)

Fair value - end of period	$2,167	$32,074	$2,167	$32,074

(4)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2014 and June 30, 2015.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of long-term debt as of June 30, 2015 was $228,850 as compared to its carrying amount of $224,151. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The fair value of long-term debt as of December 31, 2014 was $230,000 as compared to its carrying amount of $224,925. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

Note 9. Restructuring

Restructuring charges during the period consist of costs associated with the 2012/13 restructuring and the 2013/14 restructuring, as well as with the sale of the Company’s subsidiary, Location Labs Pvt. Ltd., India which represented a research development facility, during the quarter. These costs include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities.

Restructuring charges for the three and six months ended June 30, 2014 and 2015, were comprised of the following:

	June 30, 2014
	Three months ended	Six months ended
Employee severance pay and related costs	$472	$1,612
Non-cancelable lease, contract termination, and other charges	(85)	(38)
Other non-cash charges	472	1,181

Total restructuring charges	$859	$2,755

	June 30, 2015
	Three months ended	Six months ended
Employee severance pay and related costs	$257	$257
Non-cancelable lease, contract termination, and other charges	49	99
Other non-cash charges	285	285

Total restructuring charges	$591	$641

Restructuring related costs and change in estimates in the three and six months ended June 30, 2015 totaled $591 and $641 respectively. Of these restructuring costs incurred in the three and six months ended June 30, 2015, $257 and $257 respectively, was included in research and development, and $334 and $384 respectively in general and administrative. The cumulative costs incurred to date, including non-cash charges, were $9,094.

The table above includes restructuring costs associated with the closure and sale of the Location Labs India offices which totaled $150 in Employee severance pay and related costs and $285 in Other non-cash charges for the three and six months ended June 30, 2015.

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. AVG completed the rationalization of operations during the second quarter of financial year 2013, including vacating and ceasing use of facilities identified under its rationalization plan. The remaining lease obligations will be settled over the remaining lease terms which expire in fiscal year 2022.

The following table summarizes the changes in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities
Balance at January 1, 2015	$508	$1,025
Costs incurred and charged to expense	257	99
Costs paid or otherwise settled	(559)	(95)
Effects of foreign currency exchange	(20)	(80)

Balance at June 30, 2015	$186	$949

Cumulative costs incurred to date, including non-cash charges	$1,962	$7,132

Note 10. Commitments and Contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $2,100 and $4,541 in the three and six months ended June 30, 2015, respectively, and $1,737 and $3,399 in the three and six months ended June 30, 2014, respectively.

The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of June 30, 2015:

	Lease	Sublease income	Net lease
Remainder of financial year 2015	$4,614	$(218)	$4,396
2016	7,481	(435)	7,046
2017	5,171	(331)	4,840
2018	4,359	(185)	4,174
2019	4,269	(185)	4,084
Thereafter	7,171	(370)	6,801

Total minimum future lease payments	$33,065	$(1,724)	$31,341

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of June 30, 2015:

Remainder of financial year 2015	$3,443
2016	5,497
2017	2,270
2018	368
2019	163
Thereafter	81

Total minimum future purchase obligations	$11,822

Other commitments

In connection with the Company’s business combinations, the Company agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $763 and $1,224 during the three months ended June 30, 2014 and 2015, respectively and recorded such expense of $2,097 and $2,303 during the six months ended June 30, 2014 and 2015, respectively. As of June 30, 2015, the Company estimated that future compensation expense of up to $2,874 may be recognized as expense pursuant to these business combination agreements. The other contingent purchase consideration as of June 30, 2015 was $32,074 and is expected to be paid within the next thirteen months. Other contingent purchase consideration as of December 31, 2014 was $34,320.

Litigation contingencies

The Company is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

Note 11. Product, services, geographic and major customer information

Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of the Company.

The following table represents revenue attributed to our products and services:

	Three months ended June 30,		Six months ended June 30,

	2014	2015	2014	2015
Revenue:
Licenses(1)	$65,261	$69,907	$129,802	$136,393
SaaS	2,964	17,834	5,713	32,929
Search	18,917	18,938	44,547	39,267
Other	867	1,117	1,493	2,017

Total	$88,009	$107,796	$181,555	$210,606

(1)	Licenses include product license charges and ongoing subscription and support.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended June 30,		Six months ended June 30,

	2014	2015	2014	2015
Revenue:
Netherlands	$2,159	$1,868	$4,355	$3,866
United States	42,699	58,021	88,357	113,966
United Kingdom	12,903	15,213	25,466	29,673
Other countries(1)	30,248	32,694	63,377	63,101

Total	$88,009	$107,796	$181,555	$210,606

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	June 30,
	2014	2015
	(in thousands of U.S. dollars)
Long-lived assets:
Netherlands	$332	$291
Czech Republic	9,431	7,396
United States	6,462	6,045
Canada	442	2,652
Other countries(1)	1,333	1,449

Total	$18,000	$17,833

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in the three and six months ended June 30, 2014 and 2015 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Yahoo!	11%	15%	13%	15%
Google	10%	3%	12%	4%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31,	June 30,
	2014	2015
	(in thousands of U.S. dollars)
Business partner:
Yahoo!	21%	29%
Google	5%	3%

Note 12. Ordinary shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2014
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,641,505	$727
Total	120,000,000	54,763,151	51,641,505	$727

	June 30, 2015
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,763,151	52,233,077	$727
Total	120,000,000	54,763,151	52,233,077	$727

Treasury shares

During the three and six months ended June 30, 2015, the Company did not re-purchase any ordinary shares.

As at June 30, 2015 there were 2,530,074 shares held in treasury at a carrying value of $49,340.

Redeemable noncontrolling interest

On October 15, 2014, the Company acquired 99.899% ownership interest in WaveMarket, Inc., doing business as Locations Labs. The holders of Class B shares of Location Labs owned the remaining 0.101% interest. The Class B shares contain redemption features whereby interests held are redeemable at the option of the holder and is not solely within our control. The redemption is deemed probable but the Class B shares are not currently redeemable and therefore the Company is charging accretion changes to adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value after the attribution of net income or loss of the subsidiary. Any adjustment to the redemption value will impact retained earnings.

Changes to redeemable noncontrolling interest during the six months ended June 30, 2015 were as follows:

Balance as of December 31, 2014	$40,040
Net loss attributable to redeemable noncontrolling interest	(15)
Redemption value adjustment recorded in retained earnings	1,082

Balance as of June 30, 2015	$41,107

Note 13. Share-based compensation

During the three and six months ended June 30, 2015, the Company awarded, under the terms and conditions of the Amended and Restated 2013 Option and RSU Plan, 441,500 and 756500 stock options, respectively, and 417,500 and 492,500 restricted stock units (RSUs), respectively, to members of its staff. The RSUs granted in the three months ended June 30, 2015 included a performance condition which affects vesting. Achievement of the performance conditions was considered in recognizing compensation expense relating to these RSUs.

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan.

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Cost of revenue	$11	$47	$14	$59
Research and development	453	423	796	1,154
Sales and marketing	247	862	507	1,411
General and administrative	2,412	2,388	4,618	4,204

Total	$3,123	$3,720	$5,935	$6,828

Note 14. Income taxes

AVG recorded income tax expense of $6,333 (31.6 percent effective tax rate) and $2,330 (21.4 percent effective tax rate) in the three months ended June 30, 2014 and 2015, respectively and $13,062 (29.2 percent effective tax rate) and $5,792 (22.1 percent effective tax rate) in the six months ended June 30, 2014 and 2015, respectively.

The effective tax rate decreased in the three and six months ended June 30, 2015 compared to the same period last year, primarily due to increased benefits from the Company’s Dutch IP innovation box ruling as a result of lower tax expense add-back from original deferred tax assets step up and decrease in a deferred tax rate differential from centralized deferred revenue effected by the IP box regime tax rate.

Note 15. Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method).

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Numerator:
Net income	$13,685	$8,543	$31,628	$20,465
Add: net loss attributable to redeemable noncontrolling interest	—	18	—	15
Redeemable noncontrolling interest	—	(603)	—	(1,082)

Net income available to ordinary shareholders - basic	$13,685	$7,958	$31,628	$19,398

Net income available to ordinary shareholders - diluted	$13,685	$7,958	$31,628	$19,398

Denominator:
Weighted-average ordinary shares outstanding – basic	52,407,636	51,936,526	52,777,085	51,768,720
Potential ordinary shares	336,784	931,588	335,673	793,297

Weighted-average ordinary shares outstanding – diluted	52,744,420	52,868,114	53,112,758	52,562,017

Earnings per ordinary share – basic	$0.26	$0.15	$0.60	$0.37
Earnings per ordinary share – diluted	$0.26	$0.15	$0.60	$0.37

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Performance restricted stock units	—	100,000	—	100,000
Options to purchase ordinary shares	1,062,513	425,791	1,501,136	768,009

Anti-dilutive shares	1,062,513	525,791	1,501,136	868,009